SECURIT 13025142 ISSION

SEC Mail Processing Section
MAY 30 2013
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/12 and ending 03/31/13

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Provident Private Capital Partners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3527 West 26th Street
(No. and Street)

Erie	PA	16506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Donald Smith (814) 455-7523
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 6/3/13

DP 6/7/13

OATH OR AFFIRMATION

I, Donald Smith, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Provident Private Capital Partners, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Donald Smith
Signature

President
Title

NOTARIAL SEAL
DAVID SMITH
Notary Public
MILLCREEK TWP., ERIE COUNTY
My Commission Expires Nov 23, 2013

David Smith
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washin
4

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Provident Private Capital Partners, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Provident Private Capital Partners, Inc. (the Company) as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Provident Private Capital Partners, Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 15, 2013

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

ASSETS

Cash and cash equivalents	$ 9,138
Commissions receivable	32,815
TOTAL ASSETS	$ 41,953

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Commissions and fees payable	$ 28,165
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	11,502
Retained earnings	1,286
Total Shareholder's Equity	$ 13,788
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 41,953

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Provident Private Capital Partners, Inc. (the "Company") was incorporated in the State of Pennsylvania on September 15, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Association (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - S CORPORATION ELECTION

The Company reports its income for income tax purposes on a calendar year basis. In addition, the Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2013 the Company's net capital and required net capital were $12,460 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 226%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Provident Wealth Management, Inc. (PWM), a registered investment advisor. In the course of this relationship, many of the Company's customers have been referred by PWM. The Company incurred fees of $91,433 to PWM and of this amount $23,654 was owed to PWM at March 31, 2013.

NOTE 5 - RELATED PARTY TRANSACTIONS - *(Continued)*

In addition, pursuant to a written agreement, the Company reimburses PWM for shared expenses. The expenses incurred to PWM for the year ended March 31, 2013 are as follows:

Compensation and related benefits	**$ 12,000**
Occupancy	**6,000**
Other	**3,600**
Total	**$ 21,600**